SO 3-9-04

04001723

UF 3-4-04

RECEIVED FEB 2 7 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 188

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36439 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trustmark Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Scenic Drive Professional Center
200 Brush Run Road, Suite A
(No. and Street)

Greensburg, PA 15601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burkhouse, Ralph Wayne
(Name – *if individual, state last, first, middle name*)

461 Weir Cole Road, Prosperity, PA 15329
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Peter D. Dochinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmark Financial Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notarial Seal
Alicia L. Walker, Notary Public
Hempfield Twp., Westmoreland County
My Commission Expires May 6, 2004
Member, Pennsylvania Association of Notaries

Alicia L. Walker

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition(cash flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TRUSTMARK FINANCIAL GROUP, INC.

Financial Statements and
Supplementary Schedules

December 31, 2003


***Ralph W. Burkhouse***

***Certified Public Accountant***

# TRUSTMARK FINANCIAL GROUP, INC.

Table of Contents

December 31, 2003

*Ralph W. Burkhouse*
*Certified Public Accountant*
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

# Independent Auditor's Report

Board of Directors
Trustmark Financial Group, Inc.
Greensburg, Pennsylvania:

I have audited the accompanying statement of financial condition of Trustmark Financial Group, Inc., as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require than I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Financial Group, Inc., as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ralph W. Burkhouse

Washington, Pennsylvania
February 20, 2004

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Financial Condition

December 31, 2003

## Assets

| | |
|---|---|
| Assets: | |
| Cash and cash equivalents | $ 6,588 |
| Deposit with clearing organization | 10,002 |
| Commissions receivable | 35,259 |
| Other receivables | 4,014 |
| Investments, at market value | 10,247 |
| Prepaid insurance | 35,204 |
| Fixed assets, net of accumulated depreciation of $3,791 | 0 |
| Total Assets | $101,314 |

## Liabilities and Stockholders' Equity

| | |
|---|---|
| Liabilities: | |
| Commissions payable | $ 32,133 |
| Account payable | 4,007 |
| Accrued income taxes payable | 2,329 |
| Payroll taxes payable | 287 |
| Accrued pension contribution | 3,285 |
| Total Liabilities | 42,041 |
| Stockholders' Equity: | |
| Common stock, $.10 par value, 100,000 shares shares authorized and issued, of which 2,816 are held in the treasury | 10,000 |
| Treasury stock, at cost | (23,119) |
| Additional paid-in capital | 41,800 |
| Retained earnings | 30,592 |
| Total Stockholders' Equity | 59,273 |
| Total Liabilities and Stockholders' Equity | $101,314 |

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Operations

For the Year Ended December 31, 2003

| | |
|---|---|
| Revenues: | |
| Commissions | $1,338,565 |
| Fees charged to representatives | 78,278 |
| Expense reimbursements | 21,070 |
| Investment income, net | 3,355 |
| Miscellaneous income | 574 |
| Total Revenues | 1,441,842 |
| Expenses: | |
| Salaries and related benefits | 105,965 |
| Commissions | 1,177,060 |
| Professional fees | 9,500 |
| Office equipment rental | 3,013 |
| Telephone and utilities | 14,501 |
| Office supplies and expense | 8,214 |
| Office rent | 19,013 |
| Insurance | 52,065 |
| Printing | 845 |
| Dues and subscription | 1,097 |
| Postage | 2,238 |
| Repairs and maintenance | 3,908 |
| Automobile expenses | 3,169 |
| Advertising and promotion | 5,461 |
| Regulatory fees | 15,186 |
| Depreciation | 716 |
| Miscellaneous | 1,635 |
| Total Expenses | 1,423,586 |
| Net income before provision for income taxes | 18,256 |
| Provision for income taxes | 3,529 |
| Net income | $ 14,727 |

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2003

| | Common Stock | Treasury Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2002 | $10,000 | $(23,119) | $41,800 | $15,865 | $44,546 |
| Net Income | - | - | - | 14,727 | 14,727 |
| Balance, December 31, 2003 | $10,000 | $(23,119) | $41,800 | $30,592 | $59,273 |

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Cash Flows

For the Year Ended December 31, 2003

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $14,727 |
| Adjustments to reconcile net cash from operating activities: | |
| Depreciation | 716 |
| Gain on investments | ( 2,986) |
| Increase in deposit with clearing organization | (10,002) |
| Decrease in commissions receivable | 28,140 |
| Increase in other receivables | ( 4,014) |
| Increase in prepaid insurance | (10,092) |
| Increase in accounts payable | 4,007 |
| Increase in accrued income taxes payable | 1,597 |
| Decrease in commissions payable | (25,120) |
| Increase in payroll taxes payable | 94 |
| Decrease in accrued pension contribution | ( 1,130) |
| | ( 4,063) |
| Cash flows from investing activities: | |
| Proceeds from sale of investments | 9,900 |
| Purchase of investments | ( 3,367) |
| | 6,533 |
| Net increase in cash | 2,470 |
| Cash and cash equivalents, beginning of year | 4,118 |
| Cash and cash equivalents, end of year | $ 6,588 |

| | |
|---|---|
| Supplemental information: | |
| Income taxes paid during the year | $ 1,915 |

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2003

(1) Organization and Nature of Business
Trustmark Financial Group, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is incorporated in the state of Pennsylvania.

(2) Significant Accounting Policies
Cash and cash equivalents include amounts on deposit with financial institutions that is insured by the FDIC.

Commission income and the related commissions payable to sales representatives are recorded on a trade date basis. No allowance for doubtful accounts on the commissions receivable is considered necessary.

Fixed assets are stated at cost. Depreciation is recorded on the straight-line method over the estimated useful life of five years.

Deferred income taxes on the temporary differences between financial and tax reporting have not been recorded in these financial statements due to the immaterial nature of these differences. Additional information on these amounts is disclosed in the note on income taxes.

Use of estimates and assumptions are made by management in the preparation of the financial statements in conformity with generally accepted accounting principles that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) Investments
The Company has investments in mutual funds, which are carried at the fair market value of $10,247. The cost of these investments is $10,797. Management intends to hold onto these or similar investments to help maintain the required minimum net capital.

(4) Fixed Assets
Fixed assets at December 31, 2003 consist of the following:

| | |
|---|---|
| Office equipment | $3,791 |
| Less accumulated depreciation | (3,791) |
| Net fixed assets | $ 0 |

(5) Income Taxes
The deferred tax benefit on a capital loss carry forward of $3,418 has not been recorded in these financial statements.

(6) Simplified Employee Pension Plan

The Company maintains a simplified employee pension plan for eligible employees. Annual contributions up to 15% of the eligible employees' salaries can be made at the option of the Company. The "Salaries and related benefits" account on the statement of operations includes $3,285 in pension expense for the year, which is 8% of eligible salaries.

(7) Commitments and Contingent Liabilities

The Company has obligations under operating leases for a copier and office space (as described further in note 8 with initial non-cancelable terms in excess of one year. The obligations under these leases are as follows:

| Year | Amount |
|---|---|
| 2004 | $21,362 |
| 2005 | 20,855 |
| 2006 | 21,898 |
| 2007 | 22,993 |
| 2008 | 24,142 |

(8) Related Party Transactions

The Company shares office space with a sister company (Sisco) that has the same ownership as the Company. Sisco leases the office space from the lessor and the Company leases office space, necessary personnel and management services from Sisco under a separate agreement. Under this agreement the Company pays Sisco a monthly fee of 15% of the previous months gross profit. Payments under this agreement are classified as rent and totaled $15,763 for the year ended December 31, 2003.

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, with a minimum net capital requirement of $5,000. At December 31, 2003, the Company had a net capital of $13,449. The Company's aggregate indebtedness to net capital ratio was 4.65 to 1.

TRUSTMARK FINANCIAL GROUP, INC.

Computation of Aggregate Indebtedness an Net Capital
in Accordance With Rule 15c3-1 Under the
Securities Exchange Act of 1934

December 31, 2003

| | FOCUS Form X-17A-5 | | Audited Financial Statements | |
|---|---|---|---|---|
| Reconciliation of Net Capital: | | | | |
| Total stockholders' equity | | $61,813 | | $59,273 |
| Nonallowable assets: | | | | |
| Petty cash | | 200 | | 200 |
| Commissions receivable greater than thirty days old and trails commissions, net of related commissions payable: | | | | |
| Commissions receivable | 0 | | 0 | |
| Commissions payable | ( 0) | 0 | ( 0) | 0 |
| Trails comm. receivable | 26,554 | | 26,554 | |
| Trails comm. payable | (22,571) | 3,983 | (24,734) | 1,820 |
| Net fixed assets | | 0 | | 0 |
| Other receivables | | 4,014 | | 4,014 |
| Prepaid insurance | | 38,434 | | 35,204 |
| Securities haircuts | | 837 | | 623 |
| | | 47,468 | | 41,861 |
| Net Capital | | $14,345 | | $17,412 |

| | |
|---|---|
| Aggregate Indebtedness: | |
| Total liabilities | $42,041 |
| Computation of basic net capital requirement: | |
| Minimum net capital requirement | $ 5,000 |
| Net capital in excess of requirement | 12,412 |
| Net Capital | $17,412 |
| Ratio of aggregate indebtedness to net capital | 2.41 to 1 |

TRUSTMARK FINANCIAL GROUP, INC.

Computation for Determination of Reserves Required Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

*Ralph W. Burkhouse*
*Certified Public Accountant*
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Report on Internal Control

Board of Directors
Trustmark Financial Group, Inc.
Greensburg, Pennsylvania:

In planning and performing my audit of the financial statements of Trustmark Financial Group, Inc. (the Company), for the year ended December 31, 2003, I consider its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ralph W. Burkhouse

Washington, Pennsylvania
February 20, 2004